Exhibit 6.13

8E6REES PIZZA 800 Degrees Go Inc. Minutes of a meeting of the Board of Directors August 25, 2023 A meeting of the Board of Directors (the “Board”) of 800 Degrees Go Inc. was held on the 25th of August 2023 in a conference call format. Directors Present: Tommy Lee Scott Berkowitz Officers Present: Tommy Lee - CEO Scott Berkowitz - COO Call to Order: Mr. Berkowitz called the meeting to order at 9:00 am CST Business Banking: Mr. Lee discussed the need for added liquidity likely to be needed by the company during 2023 until such a time as the business size and cash flow from operations caught up to cost needs. Mr. Lee suggested that 800 Degrees Go Inc. increase the line of credit agreement with 800 Degrees Pizza LLC for short term loans as needed by the company for up to $400,000 in total outstanding balance. Mr. Berkowitz and Mr. Lee discussed how the loan structure would remain as is with a 3% annual interest rate to be calculated annually on any outstanding balances on the annual anniversary of that outstanding balance. Mr. Berkowitz motioned to approve this structure for an increase in the line of credit in this manner. Mr. Lee seconded the motion and the motion was unanimously approved. Adjournment: There being no further business, Mr. Lee motioned to adjourn the meeting, Mr. Berkowitz seconded the motion, and the motion was unanimously approved. The meeting of the board was adjourned at 9:20 am CST Respectfully submitted,

Amendment to Revolving Credit Agreement - 800 Degrees Pizza LLC and 800 Degrees Go Inc - 2/28/23 As of August 25, 2023, the contract entitled Revolving Credit Agreement - 800 Degrees Pizza LLC and 800 Degrees Go Inc - 2/28/23 between the following parties: 800 Degrees Go Inc 800 Degrees Pizza LLC “2. Maximum Amount” in the original contract will be amended to read as follows: Amendment dated August 25, 2023 that increases the maximum amount of principle balance to be unpaid at one time to not exceed $400,000 at any one time. These changes are the only changes to the original contract. The entire remainder of the original contract remains in full force. This Amendment shall be effective once signed by both parties. This Amendment shall be signed by the following: 800 Degrees Go Inc By: Date: 800 Degrees Pizza LLC By: Date: